SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



(Mark One)

    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

          For the Fiscal Year ended December 31, 1996

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
          SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the transition period from              to

              Commission file number        1-4315


               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                    (Full title of the plan)


               ORANGE AND ROCKLAND UTILITIES, INC.
  (Name of issuer of the securities held pursuant to the plan)


                       ONE BLUE HILL PLAZA
                  PEARL RIVER, NEW YORK  10965
             (Address of principal executive office)

                        TABLE OF CONTENTS



                                                          Page

Signature of Plan Administrator                             3

Report of Independent Public Accountants                    5

Financial Statements and Notes:

  Statements of Net Assets Available for Benefits
  as of December 31, 1996 and 1995                          7

  Statements of Changes in Net Assets Available for
  Benefits for the years ended December 31, 1996 and 1995  10

  Notes to Financial Statements                            13

Supplementary Schedules:

   I.   Line 27a - Schedules of Assets Held for Investment
        Purposes as of December 31, 1996 and 1995          24

  II.  Line 27d - Schedule of Reportable Transactions
       for the year ended December 31, 1996                26

Exhibit

  23  Consent of Independent Public Accountants

                            SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              ORANGE AND ROCKLAND UTILITIES, INC.
                              MANAGEMENT EMPLOYEES' SAVINGS PLAN



                           By ROBERT J. MCBENNETT
                              Robert J. McBennett
                              Member, Retirement Committee



Date:  MAY 14, 1997











               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN

               FINANCIAL STATEMENTS AND REPORT OF
                 INDEPENDENT PUBLIC ACCOUNTANTS

                   DECEMBER 31, 1996 AND 1995





            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Orange and Rockland Utilities, Inc.
Retirement Committee


We have audited the accompanying statements of net assets available for benefits of the Orange and Rockland Utilities, Inc. Management Employees' Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Orange and Rockland Utilities, Inc. Management Employees' Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund

Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP



New York, New York
March 28, 1997

                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996



                                                                                           Fidelity
                                                       Managed                             Growth &
                                     Stock              Income              Loan            Income
                                      Fund               Fund             Account         Portfolio
Assets:

Value of interest in
  master trusts                    $3,889,659       $16,789,906         $        -       $         -

Value of interest in registered
  investment companies                      -                 -                  -        13,853,461

Loans to participants                       -                 -          1,364,152                 -


  Total assets                      3,889,659        16,789,906          1,364,152        13,853,461


  Net assets available
     for benefits                  $3,889,659       $16,789,906         $1,364,152       $13,853,461




The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1996




                                                                 Fidelity
                                    Fidelity       Fidelity       Asset        Fidelity
                                    Magellan         OTC         Manager      Worldwide       Combined
                                      Fund        Portfolio        Fund          Fund          Funds
Assets:

Value of interest in
  master trusts                   $        -    $        -     $        -    $        -    $20,679,565

Value of interest in registered
  investment companies             5,504,833     3,677,412      1,798,730     1,391,841     26,226,277

Loans to participants                      -             -              -             -      1,364,152

  Total assets                     5,504,833     3,677,412      1,798,730     1,391,841     48,269,994


  Net assets available
     for benefits                 $5,504,833    $3,677,412     $1,798,730    $1,391,841    $48,269,994




The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1995

                                                             Vanguard/   Vanguard/
                            Stock    Guaranteed     Loan      Windsor      Morgan     Ariel     Combined
                            Fund       Fund      Account       Fund    Growth Fund Growth Fund   Funds
Assets:
Cash equivalents         $   77,401 $         - $        -  $    82,838 $   37,225 $   13,014$   210,478

Common Stock - Orange and
 Rockland Utilities, Inc. 4,361,536           -          -            -          -          -  4,361,536

Loans to participants             -           -  1,156,509            -          -          -  1,156,509

Value of interest
 in master trust                  -  20,652,927          -            -          -          - 20,652,927

Sales pending settlement          -           -          -   11,317,012  2,858,123  1,248,640 15,423,775

Other assets                      7           -          -           16          4          1         28
   Total assets           4,438,944  20,652,927  1,156,509   11,399,866  2,895,352  1,261,655 41,805,253


Liabilities:
Other liabilities           (59,664)          -          -            -          -          -    (59,664)
   Total liabilities        (59,664)          -          -            -          -          -    (59,664)

   Net assets available
      for benefits       $4,379,280 $20,652,927 $1,156,509  $11,399,866 $2,895,352 $1,261,655$41,745,589

The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                    Cumulative                                               Fidelity
                                       1995                       Managed                    Growth &
                                      Mellon         Stock         Income         Loan        Income
                                      Funds           Fund          Fund        Account     Portfolio
Additions:
Contributions:
  Employee before-tax               $        -   $  128,169    $   587,334    $        -  $   911,758
  Employee after-tax                         -        1,087          5,026             -       22,426
  Rollovers                                  -       25,029         12,888             -       71,120
  Employer match                             -       66,116         13,405             -      139,581
  Total contributions                        -      220,401        618,653             -    1,144,885
Earnings on investments:
  Interest on loans to participants          -            -              -        93,934            -
  Gain from registered investment
     companies                               -            -              -             -    2,230,995
  Gain on master trusts                      -      315,794      1,046,538             -            -
  Total earnings on investments              -      315,794      1,046,538        93,934    2,230,995
                                             -      536,195      1,665,191        93,934    3,375,880

Deductions:
Benefit payments to participants             -     (124,787)    (1,886,568)      (42,080)    (509,960)
                                             -     (124,787)    (1,886,568)      (42,080)    (509,960)
  Increase (decrease) in net assets          -      411,408       (221,377)       51,854    2,865,920
  Net transfers from other
     Company plan                            -       22,249        105,520        10,000       38,095
  Fund transfers                   (41,745,589)   3,456,002     16,905,763     1,302,298   10,949,446
  Changes in net assets            (41,745,589)   3,889,659     16,789,906     1,364,152   13,853,461
  Net assets available for benefits
     at beginning of year           41,745,589            -              -             -            -
  Net assets available for benefits
     at end of year                $         -   $3,889,659    $16,789,906    $1,364,152  $13,853,461

The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                 Fidelity
                                    Fidelity       Fidelity       Asset        Fidelity
                                    Magellan         OTC         Manager      Worldwide       Combined
                                      Fund        Portfolio        Fund          Fund          Funds
Additions:
Contributions:
  Employee before-tax             $  720,775    $  331,997     $  165,279    $  116,312    $ 2,961,624
  Employee after-tax                  13,518         9,364          1,496         8,563         61,480
  Rollovers                           50,391         3,827        273,115         4,745        441,115
  Employer match                     136,260        56,764         27,832        18,772        458,730
  Total contributions                920,944       401,952        467,722       148,392      3,922,949
Earnings on investments:
  Interest on loans to participants        -             -              -             -         93,934
  Gain from registered investment
     companies                       534,247       527,267        155,460       112,572      3,560,541
  Gain on master trusts                    -             -              -             -      1,362,332
  Total earnings on investments      534,247       527,267        155,460       112,572      5,016,807
                                   1,455,191       929,219        623,182       260,964      8,939,756

Deductions:
Benefit payments to participants     (32,962)      (26,918)        (1,400)            -     (2,624,675)
                                     (32,962)      (26,918)        (1,400)            -     (2,624,675)
  Increase (decrease) in net
   assets                          1,422,229       902,301        621,782       260,964      6,315,081
  Net transfers from other
     Company plan                     15,347         2,157              -        15,956        209,324
  Fund transfers                   4,067,257     2,772,954      1,176,948     1,114,921              -
  Changes in net assets            5,504,833     3,677,412      1,798,730     1,391,841      6,524,405
  Net assets available for benefits
     at beginning of year                  -             -              -             -     41,745,589
  Net assets available for benefits
     at end of year               $5,504,833    $3,677,412     $1,798,730    $1,391,841    $48,269,994

The accompanying notes are an integral part of these statements.

                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                                             Vanguard/   Vanguard/
                            Stock    Guaranteed     Loan      Windsor      Morgan     Ariel     Combined
                            Fund       Fund      Account       Fund    Growth Fund Growth Fund   Funds
Assets:
Contributions:
 Before-tax              $  164,730 $ 1,306,344 $        -  $   935,576 $  148,274 $  120,052$ 2,674,976
 After-tax                    3,930      34,159          -       32,900      5,262      1,334     77,585
 Rollovers                        -      67,769          -            -          -          -     67,769
 Total contributions        168,660   1,408,272          -      968,476    153,536    121,386  2,820,330
Earnings on investments:
 Interest on cash
   equivalents                2,575           -          -        5,646        731        686      9,638
 Dividend income            343,774           -          -            -          -          -    343,774
 Gain on sale of assets      35,980           -          -            -          -          -     35,980
 Unrealized appreciation
   of assets                382,498           -          -            -          -          -    382,498
 Interest on loans to
   participants                   -           -     83,505            -          -          -     83,505
 Gain from registered
   investment companies           -           -          -    2,180,854    390,348    170,046  2,741,248
 Gain on master trust             -   1,830,726          -            -          -          -  1,830,726
 Total earnings on
   investments              764,827   1,830,726     83,505    2,186,500    391,079    170,732  5,427,369
                            933,487   3,238,998     83,505    3,154,976    544,615    292,118  8,247,699
Deductions:
Benefit payments to
  participants             (836,794) (2,712,306)         -     (854,565)   (30,151)   (64,964)(4,498,780)
                           (836,794) (2,712,306)         -     (854,565)   (30,151)   (64,964)(4,498,780)
 Increase in net assets      96,693     526,692     83,505    2,300,411    514,464    227,154  3,748,919
 Net transfers from other
   Company plan               3,240       9,510      5,604        2,606          -          -     20,960
 Fund transfers            (171,014) (2,676,240)  (137,141)   1,551,325  1,369,786     63,284          -
 Changes in net assets      (71,081) (2,140,038)   (48,032)   3,854,342  1,884,250    290,438  3,769,879
 Net assets available for
   benefits at beginning
   of year                4,450,361  22,792,965  1,204,541    7,545,524  1,011,102    971,217 37,975,710
 Net assets available
   for benefits at end
   of year               $4,379,280 $20,652,927 $1,156,509  $11,399,866 $2,895,352 $1,261,655$41,745,589

The accompanying notes are an integral part of these statements.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Orange and Rockland Utilities, Inc. Management Employees' Savings Plan (the "Plan") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles as applied to employee benefit plans and in accordance with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

The investments in the Stock Fund Master Trust investment account ("Stock Fund Master Trust"), including cash equivalents and Orange and Rockland Utilities, Inc. (the "Company") common stock, and the registered investment companies are stated at fair market value. The investments in the Managed Income Fund Master Trust investment account (The "MIF Master Trust"), other than cash equivalents, are valued at contract value. Contract value is determined by the contributions made plus interest at the rate specified on the various investment contracts.

NOTE B - DESCRIPTION OF PLAN

The following is a brief description of the Plan and is provided for general information purposes only.

PARTICIPANTS SHOULD REFER TO THE PLAN AND THE PLAN PROSPECTUS FOR
MORE
COMPLETE INFORMATION.

General

The Plan is a qualified defined contribution employee profit-sharing plan, effective January 1, 1985, for eligible management employees of the Company (the "Participants").

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE B (Continued)

Participating Employees

At December 31, 1996 and 1995, there were approximately 676 and
687 Participants in the Plan, respectively. The number of Participants in each of the Plan's funds were as follows:

                              December 31, 1996December 31, 1995

Stock Fund                           262               321
Equity Funds:
 Vanguard/Windsor Fund                 -               493
 Vanguard/Morgan Growth Fund           -               292
 Ariel Growth Fund                     -               183
Managed Income Fund/Guaranteed Fund  396               509
Fidelity Asset Manager Fund          131                 -
Fidelity Growth & Income Portfolio   521                 -
Fidelity Magellan Fund               412                 -
Fidelity OTC Portfolio               321                 -
Fidelity Worldwide Fund              150                 -

The total number of Participants in the Plan is less than the sum of the number of Participants shown above because Participants may participate in more than one fund.

Contributions

Prior to January 2, 1996, no contributions to the Plan were made by the Company. Effective for payroll periods after December 31, 1995, the Company provides matching contributions of 50% of Participants' before-tax contributions to the Plan up to 3% of compensation. The maximum Company matching contribution per Participant, therefore, is 1.5% of compensation.

Participants may elect to make before-tax or after-tax contributions in accordance with the terms of the Plan. Company matching contributions are invested in accordance with Participants' before-tax investment elections.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995



NOTE B (Continued)

Transferred Hourly Plan Contributions

Any amounts held on behalf of Orange and Rockland Utilities, Inc., Hourly Group Savings Plan (the "Hourly Plan") participants who become management employees will be transferred to the Plan in accordance with the terms of the Plan. The transferred Hourly Plan contributions will be treated in the same manner as before-tax contributions except where otherwise specifically provided in the Plan.

Rollover Contributions

Employees may elect to roll over into the Plan any cash received in any distribution from a pension, profit sharing or stock bonus plan meeting the requirements of Section 401(a) of the Internal Revenue Code of 1986, or from any qualifying individual retirement account or annuity. Rollover contributions are invested and otherwise treated in the same manner as other contributions except where otherwise specifically provided in the Plan.

Participant Accounts and Vesting

Separate accounts are maintained for each Participant's interest in the Plan. Participant accounts, including Company match, are at all times fully vested and nonforfeitable.

Withdrawals and Distributions Upon Termination of Employment

A Participant may elect to withdraw, according to the Plan's rules governing withdrawals, all or a portion of the Participant's after-tax contributions and earnings, in accordance with the terms of the Plan. The earnings portion of the withdrawal may be subject to an excise tax.

A Participant, in general, may withdraw before-tax contributions and earnings only in the case of hardship and in accordance with the terms of the Plan. The Participant may be subject to an excise tax on the taxable portion of such withdrawal.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE B (Continued)

Upon termination of employment for any reason, a Participant's account balance, if less than or equal to $3,500, will be distributed to the Participant or designated beneficiary as soon as practicable, unless the Participant elects to defer such distribution in accordance with the terms of the Plan. However, if the value of a Participant's account is greater than $3,500, the Participant's account will not be distributed until the Participant elects in writing to receive such distribution, subject to certain limitations, and in accordance with the terms of the Plan.

In addition, the taxable portion of the distribution may be subject to an excise tax.

Administration of Plan

The Plan is administered by the Company's Retirement Committee, whose members are appointed by the Company's Board of Directors. Prior to January 2, 1996, the Plan's investments were held by Mellon Bank, N.A. (the "Previous Trustee") in accordance with the terms of a master trust agreement (the "Previous Trust Agreement") between the Previous Trustee and the Company.

Effective January 2, 1996, the Plan's investments were transferred to Fidelity Management Trust Company ("Current Trustee") in accordance with the terms of a new master trust agreement between the Current Trustee and the Company.

Amendment or Discontinuance of Plan

While the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time, in whole or in part, provided that no amendment may retroactively reduce the rights of Participants.

NOTE C - INVESTMENT OF FUNDS

Participant contributions and Company matching contributions are invested, at the election of the Participant, in one or a combination of funds. The following is a brief description of the funds available:

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

Stock Fund

Prior to January 2, 1996, the assets of the Stock Fund were invested exclusively in common stock of the Company purchased by the Previous Trustee on the open market, through the method of purchase and sales used by the Previous Trustee in the normal course of its security transactions, or through enrollment in the Company's Dividend Reinvestment and Stock Purchase Plan. Participant interests were stated in shares.

Effective January 2, 1996, the assets of the Stock Fund are commingled for investment purposes in the Stock Fund Master Trust with the assets of the Hourly Plan's Stock Fund and are invested by the Current Trustee primarily in common stock of the Company along with a small portion of money market instruments for liquidity. Participant interests are stated in units to allow for daily valuation. During the year, month end Net Asset Values ranged between $9.44 per unit and $10.79 per unit. For the year ended December 31, 1996, there are 616,508 units in the Stock Fund with a Net Asset Value of $10.79 per unit.

The purchase price of such stock includes brokerage commissions and any transfer taxes, if applicable. The Stock Fund is stated at fair market value.

The percentage interest in the Stock Fund Master Trust for the Plan's Stock Fund at December 31, 1996 was 58.47%.

The Stock Fund Master Trust's assets at December 31, 1996 are presented in the following table:

Investments:
 At Fair Market Value-
     Cash Equivalents              $   23,865
     Common Stock - Orange and
       Rockland Utilities, Inc.     6,579,152
                                    6,603,017
Receivables                            49,114
Net Assets                         $6,652,131

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

The earnings on investments of the Stock Fund Master Trust for the year ended December 31, 1996 are presented in the following table:

Interest on cash equivalents         $  6,553
Dividend income                       497,612
Gain on sale of assets                268,951
Unrealized depreciation of assets    (243,792)
Earnings on investments              $529,324

Managed Income Fund/Guaranteed Fund

The assets of the Managed Income Fund are commingled for investment purposes in the MIF Master Trust with the assets of the Hourly Plan's Managed Income Fund. Prior to January 2, 1996, the Managed Income Fund was known as the Guaranteed Fund and the Master Trust was administered by the Previous Trustee. The assets are invested primarily in fixed-income investments issued by high-quality insurance companies and banks in accordance with the Guaranteed Fund's investment guidelines. Effective January 2, 1996, the fund was renamed the Managed Income Fund. The MIF Master Trust is being administered by the Current Trustee and new contributions are invested in the Current Trustee's Managed Income Portfolio ("MIP") in addition to the fixed-income investments previously purchased for the fund. As the previous fixed-income investments mature, all proceeds will be invested in the MIP. All of the investments of the Master Trust are stated at contract value except for the cash equivalents, which are stated at fair market value.

The investment experience of the Master Trust is allocated monthly based on the Master Trust's assets as calculated by the Current Trustee. The amount is derived from the prior month-end contract value of each Plan's Managed Income Fund, plus contributions and transfers in and less benefit payments and transfers out for the current month.

The percentage interest in the Master Trust for the Plan's
Managed Income Fund at December 31, 1996 and the Plan's
Guaranteed Fund at December 31, 1995 was 53.36% and 53.53%, respectively.
               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

The Master Trust's assets, at December 31, 1996 and 1995, are presented in the following table:

                                            1996         1995
Investments:
 At Fair Market Value -
  Cash Equivalents                     $ 2,010,376  $ 3,216,594
 At Contract Value -
  Fixed-Rate Insurance
    Company Contracts                   13,630,661   16,871,629
  Pooled Fund Investment                15,824,772   18,494,278
                                        29,455,433   35,365,907
Net Assets                             $31,465,809  $38,582,501

The earnings on the Master Trust's investments consist of interest income on the various fixed-income securities. For the years ended December 31, 1996 and 1995 such earnings were $1,883,328 and $3,208,934, respectively.

Equity Funds

Contributions may be invested in one or more registered investment company mutual funds ("Equity Funds") selected by the Company's Retirement Committee.

Prior to January 2, 1996, the following three Equity Funds were available: Vanguard/Windsor Fund ("Windsor"), Vanguard/Morgan Growth Fund ("Morgan") and Ariel Growth Fund ("Ariel"). Windsor and Morgan are members of the Vanguard Group of Investment Companies. Windsor is managed by Wellington Management Company while Morgan is managed by Wellington Management Company, Franklin Portfolio Associates, Inc., and Husic Capital Management. Ariel is managed by Ariel Capital Management.

Effective January 2, 1996, the Retirement Committee replaced the previous three Equity Funds with a new menu of five Equity Funds, all of which are managed by Fidelity Management and Research Company ("Fidelity Equity Funds"). The Fidelity Equity Funds are as follows: Fidelity Asset Manager Fund, Fidelity Growth & Income Portfolio, Fidelity Magellan Fund, Fidelity OTC Portfolio and Fidelity Worldwide Fund.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE C (Continued)

On December 29, 1995, the Prior Trustee sold the Plan's entire holdings in Windsor, Morgan and Ariel in preparation for the conversion to the Fidelity Equity Funds. On January 2, 1996, the Prior Trustee received the proceeds of these sales and transferred such proceeds to the Current Trustee. Accordingly, these sales are classified on the Plan's December 31, 1995 statement of net assets available for benefits as sales pending settlement.

The Equity Funds are stated at fair market value.

NOTE D - LOANS TO PARTICIPANTS

A Participant may obtain a loan under the Plan in a minimum amount of $500 and subject to a maximum amount as provided in the Plan. No more than one loan request may be made by a Participant in any 12 month period and only one loan per Participant may be outstanding at a time. The interest rate on loans is determined by the Retirement Committee on a quarterly basis. The interest rate established for a loan will not be changed during the term of the loan. Each loan will be evidenced by a promissory note payable to the Current Trustee for the loan amount, including interest, and secured by a lien on the Participant's account.
The terms of the loan generally require repayment within five years.

NOTE E - FEDERAL INCOME TAX STATUS

The Company has received a favorable determination letter from the Internal Revenue Service ("IRS") dated July 11, 1995, that the Plan meets the requirements of the Tax Reform Act of 1986. The Company has previously received a favorable determination letter from the IRS, dated March 19, 1986, that the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code of 1954, as amended (the "Code"), and that the Trust is exempt from federal income tax under Code Section 501(a).

The Plan has been amended since receiving the latest determination letter. However, the Retirement Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE E (Continued)

The following is intended only as a brief, general description of the federal income tax consequences to Participants participating in the Plan. Participants should refer to the prospectus for the Plan and consult a tax advisor to determine the specific federal, state and local tax consequences of participation in the Plan.

1.A Participant's after-tax contributions are fully taxable to the Participant in the year contributed to the Plan; and, therefore, they are not taxed again when distributed or withdrawn from the Plan.

2.A Participant's before-tax contributions are not taxable to the Participant in the year contributed to the Plan; and, therefore, they are taxable to the Participant when distributed or withdrawn from the Plan.

3.Dividends, interest, profits from the sale of securities by the Trustee, and other investment earnings on after-tax or before-tax contributions are not taxable to the Participant while held in the Plan's Trust; and, therefore, they are taxable to the Participant when distributed or withdrawn from the Plan.

4.Upon withdrawal from the Plan, a Participant will be subject to income taxes on amounts deferred and may be subject to excise taxes on the taxable portion of such withdrawals and distributions. However, the Participant may be eligible for certain favorable tax treatment on such amounts.

NOTE F - EXPENSES OF THE PLAN

The costs of general administration of the Plan and trustee fees are paid by the Company. The expenses of the investment funds, including management fees of the investment managers of the Equity Funds and the Managed Income Fund, are deducted from the earnings of those funds.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995



NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets for benefits per the financial statements at December 31, 1996 and 1995 to Form
5500:

                                           1996        1995
  Net assets available for benefits per
   the financial statements            $48,269,994 $41,745,589
  Amounts allocated to withdrawing
   Participants                                  -    (599,181)
  Net assets available for benefits
   per the Form 5500                   $48,269,994 $41,146,408

The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended
December 31, 1996 and 1995 to form 5500:

                                           1996         1995
  Benefit payments to Participants per
   the financial statements             $2,624,675  $4,498,780
  Add:  Amounts allocated to withdrawing
   Participants at December 31, 1996
   and 1995                                      -     599,181
  Less:  Amounts allocated to withdrawing
   Participants at December 31, 1995
   and 1994                               (599,181)   (566,007)
  Benefit payments to Participants per
   Form 5500                            $2,025,494  $4,531,954

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 and 1995 but not yet paid as of those dates.

               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
                   DECEMBER 31, 1996 AND 1995


NOTE H - PLAN AMENDMENTS

The following is a summary of the major changes reflected in the January 1, 1996 amendment and restatement of the Plan, as adopted by the Retirement Committee on December 19, 1995.

 1. Company matching contributions were added to the Plan, at a rate of 50% for the first 3% of before-tax Contributions. The Company will provide a true-up of matching contributions at year end to enable Participants contributing at a per pay period rate above 3% to receive the full benefit of the Company match.

 2. Effective as of December 1, 1995, the service requirement for participation in the Plan was decreased from 1,000 hours of service in a one-year period to 500 hours of service in a six-month period.

 3. The maximum percentage of compensation which can be contributed under the Plan as a combination of before-tax and after-tax contributions was decreased from 20% to 15%.
     As a result, the maximum percentage of compensation which can be contributed under the Plan as before-tax contributions also decreased from 20% to 15%.

 4.  The investment elections pertaining to the investment of new
     Participant contributions may be changed by notifying
     Fidelity Institutional Retirement Services Company by 4:00 p.m. on a payroll processing date. Previously, 30 days' advance written notice was required.

 5. A withdrawal may be made once in any 12-month period, rather than once per calendar year.

 6. A number of changes were made to the Plan to reflect changes made recently to the Code by the Small Business Job
     Protection Act.

 7. Model language drafted by the IRS was added to address the rights of reemployed veterans.

                                                              SCHEDULE I

                   ORANGE AND ROCKLAND UTILITIES, INC.
                   MANAGEMENT EMPLOYEES' SAVINGS PLAN
       LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1996



                            Description                        Current
 Identity of Issue         of Investment               Cost     Value
Participant Loans     Lowest rate = 7.00%         $1,364,152 $ 1,364,152
                      Highest rate = 8.19%

Value of Interest in
  Registered Investment
  Companies:

*Fidelity Growth
  & Income Portfolio  Equity Mutual Fund -
                      450,812 shares              12,496,379  13,853,461

*Fidelity Magellan
   Fund               Equity Mutual Fund -
                      68,256 shares                5,697,653   5,504,833

*Fidelity OTC
  Portfolio           Equity Mutual Fund -
                      112,425 shares               3,563,108   3,677,412

*Fidelity Asset
  Manager Fund        Equity Mutual Fund -
                      109,212 shares               1,770,269   1,798,730

*Fidelity
  Worldwide Fund      Equity Mutual Fund -
                      90,438 shares                1,329,811   1,391,841

                                                  24,857,220  26,226,277

Value of Interest
  in Master Trusts:

*Stock Fund Master    Orange and Rockland Utilities,
  Trust               Inc. Common Stock -
                      360,487 units                1,873,725   3,889,659

*Managed Income Fund  Various Fixed-Income
  Master Trust        Investments
                      16,789,906 units            16,789,906  16,789,906

                                                  18,663,631  20,679,565

Total - Assets Held for Investment Purposes      $44,885,003 $48,269,994

*Party in interest to the Plan.

                                                              SCHEDULE I

                   ORANGE AND ROCKLAND UTILITIES, INC.
                   MANAGEMENT EMPLOYEES' SAVINGS PLAN
       LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            DECEMBER 31, 1995



                            Description                        Current
 Identity of Issue         of Investment               Cost     Value
Participant Loans     Lowest Rate = 7.00%;
                      Highest Rate = 9.25%        $1,156,509 $ 1,156,509


Cash Equivalents:

*Mellon Bank          EB Temporary Investment
                      Fund                           210,478     210,478

Common Stock:

*Orange and Rockland  Orange and Rockland
  Utilities, Inc.     Utilities, Inc. Common Stock
                      - 122,001 shares             3,424,750   4,361,536

Sales Pending Settlement:

Ariel Growth Fund     Equity Mutual Fund
                      - 45,704 shares              1,248,640   1,248,640

Vanguard/Morgan       Equity Mutual Fund
  Growth Fund         - 202,848 shares             2,858,123   2,858,123

Vanguard/Windsor      Equity Mutual Fund
  Fund                - 778,872 shares            11,317,012  11,317,012

                                                  15,423,775  15,423,775

Value of Interest in
  Master Trust:

Guaranteed Fund       Various Fixed-Income
  Master Trust        Investments
                      - 20,652,927 units          20,652,927  20,652,927

Total - Assets Held for Investment purposes      $40,868,439 $41,805,225


*Party in interest to the Plan.

                                                                     SCHEDULE II
                       ORANGE AND ROCKLAND UTILITIES, INC.
                       MANAGEMENT EMPLOYEES' SAVINGS PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                                   Current Value
  Identity of       Description          Purchase   Selling     Expenses  Cost of   of Asset on  Net Gain
 Party Involved   of Transactions         Price      Price      Incurred   Asset  Transaction Date(Loss)
Series of Transactions:

*Stock Fund Master  Orange and Rockland$  696,769 $          $        -$   696,769$   696,769   $      -
 Trust              Utilities, Inc.                1,560,573          -    734,852  1,560,573    825,721
                    Common Stock

*Managed Income     Various Fixed-      5,049,175                     -  5,049,175  5,049,175          -
 Fund Master Trust  Income Investments             8,419,255          -  8,419,255  8,419,255          -

*Fidelity Growth &  Equity Mutual      17,110,980                     - 17,110,980 17,110,980          -
 Income Portfolio   Fund                           4,820,100          -  4,614,600  4,820,100    205,500

*Fidelity Magellan  Equity Mutual       7,418,033                     -  7,418,033  7,418,033          -
 Fund               Fund                           1,588,190          -  1,720,381  1,588,190   (132,191)

*Fidelity OTC       Equity Mutual       4,402,803                     -  4,402,803  4,402,803          -
 Portfolio          Fund                             850,155          -    839,695    850,155     10,460

*Fidelity Asset     Equity Mutual       1,968,330                     -  1,968,330  1,968,330          -
 Manager Fund       Fund                             201,148          -    198,060    201,148      3,088

*Fidelity Worldwide Equity Mutual       1,867,337                     -  1,867,337  1,867,337          -
 Fund               Fund                             542,978          -    537,525    542,978      5,453


*Party in interest to the Plan

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



(Mark One)

    X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (Fee Required)

          For the Fiscal Year ended December 31, 1996

                               OR

          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
          SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the transition period from              to

              Commission file number        1-4315


               ORANGE AND ROCKLAND UTILITIES, INC.
               MANAGEMENT EMPLOYEES' SAVINGS PLAN
                    (Full title of the plan)


               ORANGE AND ROCKLAND UTILITIES, INC.
  (Name of issuer of the securities held pursuant to the plan)


                       ONE BLUE HILL PLAZA
                  PEARL RIVER, NEW YORK  10965
             (Address of principal executive office)


                            EXHIBITS
                          Volume 1 of 1

                          EXHIBIT INDEX


Exhibit
 Number

          23 Consent of Independent Public Accountants